

Mail Stop 3561

September 26, 2017

Brent B. Bickett
President
Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134

>   **Re: Cannae Holdings, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-4**
>   **Filed September 20, 2017**
>   **File No. 333-217886**

Dear Mr. Bickett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2017 letter.

Selected Unaudited Pro-Forma Financial Data, page 56

1. We note your response to our previous comment number 1. Please revise your disclosure to include the information provided in your response in your filing. Your disclosure should include all significant considerations made in your determination that you are the accounting acquirer.

2. We note your response to our previous comment number 3. Please revise your disclosure to include the information provided in your response in your filing. Specifically, please disclose how you determined the $11 per share amount and how you determined or calculated the value of the 99 Restaurants business.

<u>Summarized Pro Forma Balance Sheet, page 57</u>

3. We note your response to our previous comment number 4. The non-controlling interest portion would not have control, accordingly, please tell us why you believe it is appropriate to calculate the first component of non-controlling interest using the $11 price per share which you state above in response to comment 3 includes a control premium.

4. Your revised disclosure states that "The Company expects to control 52.5% of the outstanding shares directly and indirectly through FNFV LLC and FNH, respectively…" Please tell us FNFV's LLC and FNH's ownership percentages of J. Alexander's before and after the merger transaction. Also, please explain to us why you believe the second component of your NCI calculation is necessary. In this regard, it would appear that from a consolidated level, your NCI would represent the 47.5% of J. Alexander's that you do not control plus the additional adjustment to NCI in 99 Restaurants. It is not clear why there is an adjustment for additional non-controlling interest related to FNH's ownership of J. Alexander's, due to the fact that FNH is consolidated by FNFV. Please advise.

5. Please tell us how the $10.4 million of additional non-controlling interest related to the reduction in your consolidated ownership of the economic interest in 99 Restaurants was calculated.

6. We note your response states that "Accordingly, the Company expects to record the total of all components above which the Company expects to result in the recording of approximately $116.8 million of non-controlling interest." It appears to us that $116.8 of non-controlling interest actually represents over 50% of the fair value of J. Alexander's disclosed in your response as $161.6 million. This does not appear to be a non-controlling piece as it is greater than 50%. Please advise.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Michael J. Aiello
       Weil, Gotshal & Manges LLP